UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549-1004


                                    Form 11-K


|X|    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
       1934



                  For the fiscal year ended December 31, 2005


                                       OR


|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


       For the transition period from _____ to _____


                       Commission File Number: 333-115220


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             Florida Community Bank
                          Employee Stock Ownership Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Florida Community Banks, Inc.
                              1400 North 1st Street
                          Immokalee, Florida 34142-2202

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN

                       Financial Statements and Schedules

                           December 31, 2005 and 2004




                                    CONTENTS


Report of Independent Registered Public Accounting Firm.......................................................    1

Financial Statements

   Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004...........................    2
   Statements of Changes in Net Assets Available for Benefits for the
      Years Ended December 31, 2005, 2004, and 2003...........................................................    3
   Notes to Financial Statements..............................................................................    4

Supplemental Schedules

   Schedule of Assets Held for Investment Purposes as of December 31, 2005....................................   10
   Schedule of Reportable Transactions........................................................................   11


                               Schauer Taylor, PC
                  Certified Public Accountants and Consultants
                               150 Olde Towne Road
                            Birmingham, Alabama 35216
                                [GRAPHIC OMITTED]




             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator and Participants
Florida Community Bank
Employee Stock Ownership Plan


We have audited the accompanying statements of net assets available for benefits of Florida Community Bank Employee Stock Ownership Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


Our audits were conducted for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Birmingham, Alabama
June 5, 2006
                                                    /s/ Schauer Taylor, PC

                                                        Schauer Taylor, PC

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2005 and 2004



                                                                                  2005                  2004
                                                                           ------------------    ------------------

Assets

Investments at Fair Value
   Cash and money market funds.........................................    $           68,361    $           55,014
   Sponsor company common stock........................................             3,421,392             2,237,502
                                                                           ------------------    ------------------
     Total Investments at Fair Value...................................             3,489,753             2,292,516

Receivables
   Employer's contribution receivable..................................               441,130               437,626
                                                                           ------------------    ------------------
     Total Receivables.................................................               441,130               437,626
                                                                           ------------------    ------------------

Total Assets and Net Assets Available for Benefits.....................    $        3,930,883    $        2,730,142
                                                                           ==================    ==================

                       See notes to financial statements

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                  Years Ended December 31, 2005, 2004, and 2003


                                                                2005                2004                2003
                                                          -----------------  ------------------  ------------------

Additions To Net Assets Attributed To:
   Investment Income
     Net realized and unrealized appreciation
       in fair value of investments...................    $         817,898  $          440,414  $           40,983
     Interest.........................................                1,838                 761                 633
     Dividends on common stock........................               49,085              35,133              10,393
                                                          -----------------  ------------------  ------------------
       Total Investment Income........................              868,821             476,308              52,009
                                                          -----------------  ------------------  ------------------

   Contributions
     Employer contributions...........................              510,130             506,626             435,523
     Employee contributions...........................               79,549              67,698              18,649
     Rollover contributions...........................                   --                  --           1,199,496
                                                          ------------------ ------------------- ------------------
       Total Contributions............................              589,679             574,324           1,653,668
                                                          -----------------  ------------------  ------------------

       Total Additions................................            1,458,500           1,050,632           1,705,677
                                                          -----------------  ------------------  ------------------

Deductions From Net Assets Attributed To:
     Plan benefit payments............................              257,759              26,167                  --
                                                          -----------------  ------------------  ------------------
       Total Deductions...............................              257,759              26,167                  --
                                                          -----------------  ------------------  ------------------

Net Increase..........................................            1,200,741           1,024,465           1,705,677
                                                          -----------------  ------------------  ------------------

Net Assets Available for
   Benefits - Beginning of Year.......................            2,730,142           1,705,677                  --
                                                          -----------------  ------------------  ------------------

Net Assets Available for
   Benefits - End of Year.............................    $       3,930,883  $        2,730,142  $        1,705,677
                                                          =================  ==================  ==================


                       See notes to financial statements

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 2005, 2004, and 2003




Note 1 - Summary of Significant Accounting Policies

Florida Community Banks, Inc. (the "Company"), through its Board of Directors, authorized the adoption of a Defined Contribution Employee Stock Ownership Plan ("ESOP") for the benefit of its employees on December 24, 2003. The ESOP provides for contributions of a portion of the Company net profits to a trust for the benefit of participating employees. The Company Board of Directors annually determines the amount of the contribution, which contribution shall be invested primarily in the capital stock of Florida Community Banks, Inc. Contributions are also subject to the percentage of earnings limitations imposed by the Internal Revenue Code of 1986, as amended. All full-time employees become eligible to participate in the ESOP when they have completed 12 months of service prior to the beginning of an ESOP year. An employee's rights under the ESOP vest 20% after three years of service and an additional 20% for each of the next four years of service, being fully vested after seven years of credited service. A year of service is defined as an ESOP year in which the employee has worked a minimum of 1,000 hours for the Company. The ESOP also contains a 401(K) option for participants, with certain incentive matching contribution provisions.

The contributions are allocated to each participant in the proportion that an employee's compensation bears to the compensation of all participants in the ESOP.

Basis of Accounting - The accompanying financial statements and schedule of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.


Administrative Expenses - The administrative expenses of the Plan may be paid out of the Trust Fund unless paid by the Company.


Valuation and Income Recognition - The Plan's investments are stated at fair value. The Company's common stock is valued at its most recent market price, as determined by a third-party valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Tax Status - The Internal Revenue Service (the "IRS") has informed the Plan, by a favorable determination letter dated May 6, 2005, that the Plan is acceptable under Section 401 of the Internal Revenue Code (the "IRS") for use by employers for the benefit of their employees.

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 2005, 2004, and 2003


Note 1 - Summary of Significant Accounting Policies - Continued

Related Party Transactions - Certain investments are shares of the Company's common stock and qualify as party-in-interest (see Note 4).

Non-participant Directed Investment - The majority of the Company's common stock is non-participant directed because the profit sharing and matching amounts are invested directly in employer stock and cannot be redirected by the participant.

Risks and Uncertainties - Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants' account balances, and the amounts reported in the statements of net assets available for benefits.


Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution Employee Stock Ownership Plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation  - Any employee is entitled to participate on the first day of the
ESOP  year  following   satisfaction  of  the  Plan  eligibility   requirements.
Participation in the Plan is voluntary.


Contributions - Total contributions made by or on behalf of participants annually can not exceed the lesser of a) 100% of annual compensation, as defined in the Plan, or b) $42,000 adjusted annually. Participants individual contributions annually can be made up to 100% of annual compensation, as defined in the Plan, but not to exceed the amount allowed by the Internal Revenue Code. Eligible participants aged 50 or over may also elect to make additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act of 2001. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into the investment option offered by the Plan. The Plan currently offers the Company common stock as the investment option for participants. Profit-sharing amounts may be contributed at the option of the Company's Board of Directors. All employer contributions are invested directly in the Company's common stock. Contributions are subject to certain limitations.

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 2005, 2004, and 2003


Note 2 - Description of the Plan - Continued

Allocation of Benefits - Profit sharing contributions shall be allocated to each eligible participant's account in the same ratio as each eligible participant's salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months, completed 500 hours of employment (during a short plan year, the number of the hours of service required shall be proportionately reduced based on the number of full months in the short plan year), or retired, died, or became totally and permanently disabled prior to the last day of the contribution determination period. Contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant's accounts pursuant to the Plan.

Vesting - Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant's attainment of normal retirement age (60), death, or permanent disability or the 7th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer's contribution is based on years of credited service as follows:

                          Years of                                     Vested
                      Credited Service                               Percentage

                         Less than 3                                     0%
                              3                                         20%
                              4                                         40%
                              5                                         60%
                              6                                         80%
                              7                                        100%

However, if a participant completes an hour of service in a Plan year beginning on and after January 1, 2003, then the vested percentage in the participants account attributable to matching contributions made to the Plan for Plan years beginning on and after January 1, 2003, is as follows and vesting is based on years of credited service as follows:

                          Years of                                     Vested
                      Credited Service                               Percentage

                         Less than 2                                     0%
                              2                                         20%
                              3                                         40%
                              4                                         60%
                              5                                         80%
                              6                                        100%

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 2005, 2004, and 2003


Note 2 - Description of the Plan - Continued

Benefit Payments - Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested benefits that do not exceed $5,000 will be distributed in a single lump-sum payment as soon as possible following the event that entitles the participant to a distribution. Vested benefits that exceed $5,000 require a participant's consent to the distribution under one of two methods: 1) a single lump-sum payment; or 2) installments over a period of not more than your assumed life expectancy or your and your beneficiaries assumed life expectancies. Forfeitures shall be allocated to eligible participants' accounts pursuant to the Plan. Benefits are recorded when paid.


Forfeited Accounts - Forfeited accounts attributable to employer matching contributions will be used to reduce the employer contribution for the plan year in which such forfeitures occur. Forfeited accounts attributable to employer discretionary contributions will be reallocated to participants in the same manner as employer contributions. For the years ended December 31, 2005, and 2004 forfeitures totaled $35,116 and $798. There were no forfeitures for the year ended December 31, 2003.


Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

                   Florida Community Banks, Inc. Common Stock

Voting Rights - All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Compensation Committee of the Company.



              [The remainder of this page intentionally left blank]

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 2005, 2004, and 2003


Note 3 - Investments

The following presents investments at December 31, 2005 and 2004 that represent 5% or more of the net assets of the Plan:

                                                                                  2005                  2004
                                                                           ------------------    ------------------

Florida Community Banks, Inc.
   Common Stock, 119,462 shares and 86,124 shares,
     respectively......................................................    $        3,421,392    $        2,237,502
                                                                           ==================    ==================


During 2005, 2004, and 2003, the investments by the Plan (including gains and losses on investments sold during the year) appreciated in value by $817,898, $440,414, and $40,983, respectively, as follows:


                                                                2005                2004                2003
                                                          -----------------  ------------------  ------------------

Common stock..........................................    $         817,898  $          440,414  $           40,983
                                                          =================  ==================  ==================


Note 4 - Party-in-Interest Transaction

At December 31, 2005 and 2004, the Plan held investments in the Company's common stock valued at $3,421,392 and $2,237,502, respectively. During 2005, 2004, and 2003, the Plan's investment in the Company's common stock had recognized appreciation of $817,898, $440,414, and $40,983, respectively.


Note 5 - Concentration of Market Risks and Other Exposures

The Plan had investments in the common stock of Florida Community Banks, Inc. of $3,421,392, approximating 87.0% of net assets at December 31, 2005, and $2,237,502, approximating 82.0% at December 31, 2004.

The investments in the common stock of Florida Community Banks, Inc. is exposed to market risk and potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as market risk, interest risk, and credit risk.

Due to the level of risk associated with the common stock of Florida Community Banks, Inc. and other investments of the Plan, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                          NOTES TO FINANCIAL STATEMENTS

                        December 31, 2005, 2004, and 2003


Note 6 - Plan Amendments


The Plan was amended with respect to distributions made on or after March 28, 2005. A lump sum distribution will be made to participants as soon as administratively practicable if a participant's vested interest in the Plan does not exceed $1,000. Rollover contributions will now be taken into account in determining whether the $ 1,000 threshold has been exceeded.



Note 7 - Subsequent Events

The Plan purchased 15,365 shares on March 15, 2006, and incurred debt of $445,585 for this purchase. Company contributions and dividends received by the Plan related to these shares will be used to pay debt service. As the debt is repaid, these shares are allocated to employees' accounts based on the proportion of debt service paid in the year. The Company accounts for its Plan in accordance with Statement of Position 93-6. Accordingly, the shares related to debt are reported as unearned Plan shares in the statement of financial condition of the sponser company. Dividends on allocated plan shares are recorded as a reduction of retained earnings; dividends on unallocated Plan shares are recorded as a reduction of debt and accrued interest.










              [The remainder of this page intentionally left blank]

                             SUPPLEMENTAL SCHEDULES

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                        Form 5500, Schedule H, Item 4(i)
                     Sponsor EIN 59-0153880, Plan Number 003

                                December 31, 2005


                  (a), (b)                                                                              (e)
            Identity of Issue and                          (c)                     (d)                 Current
              Asset Description                        Description                Cost                  Value
--------------------------------------------     ----------------------    ------------------    ------------------

Common Stock:

* Florida Community Banks, Inc.
Common Stock                                       119,462 shares          $        2,122,107    $        3,421,392

* Florida Community Banks, Inc.
Money Market-Escrow Funds                                                              68,361                68,361
                                                                           ------------------    ------------------

                                                                           $        2,190,468    $        3,489,753
                                                                           ==================    ==================




















*    Indicates a party-in-interest

                             FLORIDA COMMUNITY BANK
                          EMPLOYEE STOCK OWNERSHIP PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS *

                        Form 5500, Schedule H, Item 4(j)
                     Sponsor EIN 59-0153880, Plan Number 003

                          Year Ended December 31, 2005




                                                                                         (h)
             (a), (b)                                                                  Current
            Identity of                                                               Value of
             Issue and                   (c)             (d)             (g)          Asset on             (i)
               Asset                  Purchase         Selling          Cost         Transaction          Gain
            Description                 Price           Price         of Asset          Date             (Loss)
---------------------------------   -------------   ------------   --------------   --------------   --------------

Florida Community Banks, Inc.
Common Stock                        $     506,610   $         --   $      506,610   $      506,610   $           --


















* The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

                              REQUIRED INFORMATION



Financial Statements


4. In lieu of the requirements of Items 1 through 3, audited financial statements and schedules prepared in accordance with the requirements of ERISA for the Plan's fiscal year ended December 31, 2005, are presented on pages 1 through 11.


Exhibits. The following exhibit is filed with this statement:

         Exhibit No.                Description
         -----------                -----------

         23                         Consent of Schauer Taylor, PC

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                             Florida Community Bank
                          Employee Stock Ownership Plan

                    Florida Community Banks, Inc., as Trustee



Date:  June 23, 2006              By:   /s/  Michael Jordan
                                     -------------------------------------------
                                     Michael Jordan
                                     Plan Administrator

                          ----------------------------

                                    EXHIBITS

                                       To

                             FLORIDA COMMUNITY BANK
                 EMPLOYEE STOCK OWNERSHIP PLAN [GRAPHIC OMITTED]

                          Year Ended December 31, 2005
                          ----------------------------

                                  EXHIBIT INDEX



Exhibit #                 Description
------------          --------------------------------------------
    23                    Consent of Schauer Taylor, PC

                          ----------------------------



                                   Exhibit 23


                             CONSENT OF INDEPENDENT


                        REGISTERED PUBLIC ACCOUNTING FIRM



                          ----------------------------

Exhibit 23



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Florida Community Bank
Employee Stock Ownership Plan
Immokalee, Florida

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of our report dated June 5, 2006, relating to the financial statements of Florida Community Bank Employee Stock Ownership Plan appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2005.



Birmingham, Alabama                                      /s/ Schauer Taylor, PC
June 23, 2006

                                                            Schauer Taylor, PC